FILED PURSUANT TO RULE 424(B)(2)
REGISTRATION NO: 333-122533

THE MONEY TREE INC.

SUBORDINATED DEMAND NOTES

RATE SUPPLEMENT DATED NOVEMBER 7, 2005

TO THE PROSPECTUS DATED NOVEMBER 4, 2005

This document supplements, and should be read in conjunction with, the prospectus of The Money Tree Inc. dated November 4, 2005 relating to the Subordinated Demand Notes. Below is a chart showing the current interest rates for the various daily average balances of Demand Notes held by you:

Daily Balance	$1.00 to $9,999.99	$10,000.00 to $49,999.99	$50,000.00 to $99,999.99	$100,000.00 and Over
Annual Effective Yield	4.34	4.60	4.86	5.13
Annual Interest Rate	4.25	4.50	4.75	5.00

When we establish an interest rate for each range of balances, it becomes effective for and applied to all Demand Notes with a daily balance within that range, whether existing or newly issued. If your average daily balance changes at any time during which you hold Demand Notes, your interest rate will change accordingly. The interest rate is a variable rate and interest is compounded daily (based on a 365-day year). The interest rate may be the same or different for each range of balances and we may increase or decrease the rate for any range independently of the others without notice to you after the date of purchase. In other words, we can change the interest rate payable to you at any time in our discretion. Interest is only payable when you make a demand for payment of the principal of the Demand Note. The above interest rates shall be in effect until we file a later dated rate supplement.

An offer may only be made by prospectus dated November 4, 2005, delivered in connection with this rate supplement dated November 7, 2005. See “Risk Factors” beginning on page 10 of the prospectus for certain factors you should consider before buying the Demand Notes.

The Demand Notes are not certificates of deposit or similar obligations guaranteed by any depository institution, and they are not insured by the Federal Deposit Insurance Corporation (FDIC) or any governmental or private insurance fund, or any other entity.

The date of this rate supplement is November 7, 2005